SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            ATLAS ENVIRONMENTAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    049311103
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 24, 1998
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

     This Amendment No. 1 to the Schedule 13D filed on May 4, 1998 (the "Original Schedule 13D") is filed by T. Alec Rigby, Joel Silverstein and David Thomas to correct an inadvertent misstatement concerning the warrants issued to Mr. Rigby. The warrants were issued to Mr. Rigby by WasteMasters and not Waste Ventures Corporation, as previously reported. Capitalized terms not defined herein shall have the meanings given those terms in the Original Schedule 13D.

     Item 4 of the original Schedule 13D is amended and restated in its entirety to read as follows:

ITEM 4. PURPOSE OF TRANSACTION.

     (a) Prior to April 24, 1998 and the consummation of the Share Exchange Agreements described below, (i) Mr. Rigby was the beneficial owner of 1,880,550 shares, or approximately 41%, of the issued and outstanding Atlas Common Stock, and the beneficial owner of 7,616,000 shares, or 100%, of the issued and outstanding Atlas Preferred Stock, (ii) Mr. Silverstein was the beneficial owner of 250,700 shares, or approximately 5.5% of the issued and outstanding Atlas Common Stock, and (iii) Mr. Thomas was the beneficial owner of 250,000 shares, or approximately 5.5%, of the issued and outstanding Atlas Common Stock.

     Each Filing Person entered into a Share Exchange Agreement with WasteMasters, Inc., a Maryland corporation ("WasteMasters"), dated as of April 23, 1998. The transactions were closed on April 23, 1998 with final delivery of stock certificates of WasteMasters on April 24, 1998. WasteMasters is a publicly-held waste management company with an address at 1230 Peachtree Street N.E., Suite 2545, Atlanta, Georgia 30309. Pursuant to the terms of a Share Exchange Agreement dated as of April 23, 1998 between Mr. Rigby and WasteMasters, attached hereto as Exhibit 99.1, Mr. Rigby exchanged 1,880,550 shares of Atlas Common Stock for 200,000 shares of WasteMasters common stock, $.01 par value ("WasteMasters Common Stock"). As additional consideration, WasteMasters also issued to Mr. Rigby a two year Warrant for the purchase of 500,000 shares of WasteMasters Common Stock at $5.00 per share (Exhibit 99.5) and a two year Warrant for the purchase of 500,000 shares of WasteMasters Common Stock at $15.00 per share (Exhibit 99.6).

     Pursuant to the terms of a Share Exchange Agreement, dated April 23, 1998 between Mr. Rigby and Waste Ventures Corporation, attached hereto as Exhibit 99.2, Mr. Rigby exchanged 7,616,000 shares of Atlas Preferred Stock for 1,385,334 shares of WasteMasters Common Stock. Mr. Rigby believes that Waste Ventures Corporation is not an affiliate of WasteMasters.

     Pursuant to the terms of a Share Exchange Agreement dated as of April 23, 1998 between Mr. Silverstein and WasteMasters, attached hereto as Exhibit 99.3, Mr. Silverstein exchanged 250,700 shares of Atlas Common Stock for 71,333 shares of WasteMasters Common Stock.

     Pursuant to the terms of a Share Exchange Agreement dated April 23, 1998 between Mr. Thomas and WasteMasters, attached hereto as Exhibit 99.4, Mr. Thomas exchanged 250,000 shares of Atlas Common Stock for 71,258 shares of WasteMasters Common Stock.

     The parties to the respective Share Exchange Agreements assigned a value of $3.00 per share to the WasteMasters Common Stock for purposes of these transactions, a premium above the then current trading price for publicly traded stock of WasteMasters. The closing price of WasteMasters Common Stock (NASDAQ SmallCap) on April 23, 1998 was $2.16.

     The purpose of the transactions was for WasteMasters to acquire control of Atlas. As a result of the closing of these transactions, the Filing Persons transferred to WasteMasters approximately 51% of the issued and outstanding shares of voting common stock of Atlas. The Preferred Stock of Atlas transferred by Mr. Rigby was non-voting stock.

     The WasteMasters Common Stock issued to the Filing Persons pursuant to the Share Exchange Agreements is not registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be transferred, sold or otherwise disposed of by any Filing Person except pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act.

CUSIP No. 049311103


     Under the terms of his Share Exchange Agreements, Mr. Rigby has agreed that he will not, without the consent of WasteMasters, transfer, sell or otherwise dispose of any shares of WasteMasters Common Stock issued to him thereunder until after the expiration of twelve (12) months following the date of the Share Exchange Agreements; and thereafter Mr. Rigby has agreed to sell no more than a specified maximum number of shares of WasteMasters Common Stock per month. Any public sales by Mr. Rigby must also comply with Rule 144 promulgated under the Securities Act. In the event that Mr. Rigby wants to sell more than the specified maximum amount per month, WasteMasters or its designee shall have a right of first refusal to purchase the number of shares of WasteMasters Common Stock in excess of such maximum amount at a discount of 6% of the bid price on the date such right of first refusal is extended.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Date:       May 5, 1998                  /S/ T. ALEC RIGBY
                                           -------------------------------------
                                               T. Alec Rigby


  Date:       May 5, 1998                  /S/ JOEL SILVERSTEIN
                                           -------------------------------------
                                               Joel Silverstein


  Date:       May 5, 1998                  /S/ DAVID THOMAS
                                           -------------------------------------
                                               David Thomas